Exhibit 12.3

CBL & Associates Properties, Inc.
Computation of Ratio of Earnings to Fixed Charges
(in thousands, except ratios)

	Three Months Ended March 31,		Year Ended December 31,
	2017	2016	2016	2015	2014	2013	2012
Earnings:
Income before discontinued operations, equity in earnings and noncontrolling interests	$32,345	$8,965	$75,935	$103,756	$242,675	$105,006	$179,140
Fixed charges less capitalized interest	56,201	55,371	216,318	229,458	239,844	231,934	242,357
Distributed income of equity investees	3,995	4,113	16,603	21,095	21,866	15,995	17,074
Equity in losses of equity investees for which charges arise from guarantees	—	(237)	—	(197)	(63)	(44)	—
Noncontrolling interest in earnings of subsidiaries that have not incurred fixed charges	(39)	(52)	(127)	(152)	(273)	(3,069)	(3,729)
Total earnings	$92,502	$68,160	$308,729	$353,960	$504,049	$349,822	$434,842

Fixed charges (1):
Interest expense (2)	$56,201	$55,371	$216,318	$229,458	$239,844	$231,934	$242,357
Capitalized interest	839	547	2,302	4,153	7,246	5,837	2,671
Total fixed charges	$57,040	$55,918	$218,620	$233,611	$247,090	$237,771	$245,028

Ratio of earnings to fixed charges	1.62	1.22	1.41	1.52	2.04	1.47	1.77

(1)	The interest portion of rental expense is not calculated because the rental expense of the Company is not significant.

(2)	Interest expense includes amortization of capitalized debt expenses and amortization of premiums and discounts.